04046880

Morgan

The Morgan Crucible Company plc

24th November 2004

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

12/21

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	14:39 24-Nov-04
Number	6060F

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Aviva plc through its subsidiary Morley Fund Management Ltd

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

BNY Norwich Union Nominees Ltd 2,157,856 shares; Chase GA Group Nominees Ltd 10,510,392 shares; CUIM Nominee Ltd 1,797,125 shares.

5) Number of shares/amount of stock acquired:
N/A

6) Percentage of issued class:
N/A

7) Number of shares/amount of stock disposed:
96,163

8) Percentage of issued class:
0.03

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
22nd November 2004

11) Date company informed:
Faxed letter dated 23/11/04 received 23/11/04

12) Total holding following this notification:
14,465,373 shares

13) Total percentage holding of issued class following this

notification:
4.98

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
24th November 2004

END

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Regulatory Announcement

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Notice of Trading Update
Released	12:25 24-Nov-04
Number	5972F

RNS Number:5972F
Morgan Crucible Co PLC
24 November 2004

24th November 2004

NOTICE OF TRADING UPDATE

The Morgan Crucible Company plc (LSE: MGCR) will be issuing a pre close trading update on December 6th 2004.

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For further information, please contact:

The Morgan Crucible Company plc
Victoria Gould Tel: +44 (0)1753 837 237
Director of Group Communications

Finsbury Group
Robin Walker Tel: +44 (0) 20 7251 3801

END

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